February 9, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Stacie D. Gorman

gormans@sec.gov

Re:	CurrencyShares® Euro Trust
Registration Statement on Form S-3
Filed February 2, 2018
File No. 333-222842

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Financial Officer of Guggenheim Specialized Products, LLC, the sponsor (the “Sponsor”) of the CurrencyShares® Euro Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Tuesday, February 13, 2018 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Patrick Daugherty at (312) 832-5178, should you have any questions or comments regarding this request.

GUGGENHEIM SPECIALIZED PRODUCTS, LLC

By:	/s/ Keith D. Kemp
Keith D. Kemp
Chief Financial Officer